Filed Pursuant to Rule 433

Registration Nos. 333-250065,

333-250065-02

December 6, 2021

Baker Hughes Holdings LLC

Baker Hughes Co-Obligor, Inc.

Pricing Term Sheet

$650,000,000 1.231% Senior Notes due 2023

$600,000,000 2.061% Senior Notes due 2026

The information in this term sheet supplements Baker Hughes Holdings LLC and Baker Hughes Co-Obligor, Inc.’s preliminary prospectus supplement dated December 6, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Issuers:	Baker Hughes Holdings LLC Baker Hughes Co-Obligor, Inc.

Title of Securities:	1.231% Senior Notes due 2023 (the “2023 Notes”) 2.061% Senior Notes due 2026 (the “2026 Notes”)

Anticipated Ratings (Ratings Outlook) (S&P / Moody’s)*:	A- (Stable) / A3 (Stable)

Trade Date:	December 6, 2021

Settlement Date**:	December 9, 2021 (T+3)

Security Type:	SEC Registered

Maturity Date:	December 15, 2023 for the 2023 Notes December 15, 2026 for the 2026 Notes

Principal Amount:	$650,000,000 for the 2023 Notes $600,000,000 for the 2026 Notes

Coupon:	1.231% for the 2023 Notes 2.061% for the 2026 Notes

Interest Payment Dates:	Semi-annually on June 15 and December 15 of each year, beginning June 15, 2022

Benchmark Treasury:	UST 0.500% due November 30, 2023 for the 2023 Notes UST 1.250% due November 30, 2026 for the 2026 Notes

Benchmark Treasury Yield:	0.631% for the 2023 Notes 1.211% for the 2026 Notes

Spread to Benchmark Treasury:	+ 60 bps for the 2023 Notes + 85 bps for the 2026 Notes

Yield to Maturity:	1.231% for the 2023 Notes 2.061% for the 2026 Notes

Public Offering Price:	100.000% of the principal amount for the 2023 Notes 100.000% of the principal amount for the 2026 Notes

Aggregate Net Proceeds before Expenses:	$1,246,275,000

2023 Notes Optional Redemption:	Redeemable at any time in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 10 bps, plus accrued and unpaid interest.

2026 Notes Optional Redemption:

Redeemable at any time before November 15, 2026 (the date one month prior to the stated maturity of the 2026 Notes (the “Par Call Date”)) in an amount equal to the principal amount plus a make-whole premium, using a discount rate of T + 15 bps, plus accrued and unpaid interest.

Redeemable at any time on or after the Par Call Date in an amount equal to the principal amount of the notes to be redeemed plus accrued and unpaid interest.

CUSIP / ISIN:	2023 Notes: 05724B AB5 / US05724BAB53 2026 Notes: 05724B AD1 / US05724BAD10

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

J.P. Morgan Securities LLC

Barclays Capital Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

UniCredit Capital Markets LLC

Co-Managers:

ANZ Securities, Inc.

BNP Paribas Securities Corp.

Intesa Sanpaolo S.p.A.

Loop Capital Markets LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The issuers expect that delivery of the notes will be made to investors on December 9, 2021, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the initial trade date of the notes will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement and should consult their advisors.

The issuers have filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling (i) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (ii) J.P. Morgan Securities LLC collect at 1-212-834-4533.